Exhibit 4.2.6

As of July 13, 2006

Wegener Communications, Inc.

11350 Technology Circle

Duluth, Georgia 30155

Re:	Seventh Amendment

Gentlemen:

Wegener Communications, Inc., a Georgia corporation (“Borrower”) and LaSalle Bank National Association, a national banking association (“Bank”) have entered into that certain Loan and Security Agreement dated June 5, 1996 (the “Security Agreement”). From time to time thereafter, Borrower and Bank may have executed various amendments (each an “Amendment” and collectively the “Amendments”) to the Security Agreement (the Security Agreement and the Amendments hereinafter are referred to, collectively, as the “Agreement”). Borrower and Bank now desire to further amend the Agreement as provided herein, subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. The Agreement hereby is amended as follows:

(a) The first grammatical sentence of Paragraph 9 of the Agreement is deleted in its entirety and the following is substituted in its place:

9.

TERMINATION: This Agreement shall be in effect from the date hereof until June 30, 2007 (the “Original Term”) and shall automatically renew itself from year to year thereafter (each such one-year renewal being referred to herein as a “Renewal Term”) unless (a) Bank makes demand for repayment prior to the end of the Original Term or the then current Renewal Term; provided, however, absent an Event of Default, Bank shall give Borrower at least one hundred twenty (120) days notice of its intention to demand the Loans or terminate this Agreement prior to the end of the Original Term or the then current Renewal Term; (b) the due date of the Liabilities is accelerated pursuant to paragraph 13 hereof; or (c) Borrower prepays all of the Liabilities prior to the end of the Original Term or the then current Renewal Term and by paying all of the Liabilities in full on the last day of such term.

Wegener Communications, Inc.

As of July 13, 2006

(b) Paragraph (6) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

(6)

INTEREST RATE: (i) All Loans made pursuant to subparagraphs (1)(a), (1)(b), (1)(c), (1)(d), (1)(e), (1)(f) and (1)(g) of this Exhibit A shall bear interest at Bank’s publicly announced prime rate (which is not intended to be Bank’s lowest or most favorable rate in effect at any time) (the “Prime Rate”) in effect from time to time Interest shall be payable on the last business day of each month, in arrears. Each rate of interest set forth herein shall increase or decrease with each increase of decrease in the Prime Rate, effective on the effective date of each such change in the Prime Rate. Furthermore, if Bank, in its sole discretion determines that Borrower’s operating performance is unsatisfactory, such rate of interest shall be adjusted to the Prime Rate plus one percent (1%). Upon the occurrence of an Event of Default and the continuance thereof, each Loan shall bear interest at the rate of two percent (2%) per annum in excess of the interest rate otherwise payable thereon, which interest shall be payable on demand. All interest shall be calculated upon the basis of a 360 day year.

(c) Subparagraph 7(b) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

(b)

Transaction Fee: Borrower shall pay to Bank a one-time transaction fee in the amount of Two Thousand and No/100 Dollars ($2,000.00) which fee shall be fully earned by Bank on the date of this Amendment and payable on July 31, 2006.

(d) Paragraph (9) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

(9)	Tangible Net Worth

Notwithstanding the provision of subparagraph 11(o) of the Agreement. Wegener Corporation shall at all times maintain a Tangible Net Worth equal to the Minimum Tangible Net Worth as hereafter defined. At all times from June 1, 2006, through August 30, 2007 “Minimum Tangible Net Worth” shall equal Five Million and No/100 Dollars ($5,000,000.00). Thereafter, from each fiscal year end, Minimum Tangible Net Worth

Wegener Communications, Inc.

As of July 13, 2006

shall be equal to the greater of (1) Wegener Corporation’s Tangible Net Worth as shown on Wegener Corporation’s reviewed year-end financial statement for the immediately preceding fiscal year (which shall be delivered to Bank in form and substance satisfactory to Bank no later than 120 days after each fiscal year end), or (2) the Minimum Tangible Net Worth as of the last day of the immediately preceding fiscal year, plus the greater of (i) Two Hundred Fifty Thousand and No/100 Dollars ($250,000.00) or (ii) twenty-five percent (25%) of Borrower’s net income for the immediately preceding fiscal year. “Tangible Net Worth” being defined for purposes of this paragraph as Wegener’s shareholders’ equity (including retained earnings) less the book value of all intangible assets (as determined solely by Bank on a consistent basis) plus the amount of any LIFO reserve plus the amount of any debt subordinated to Bank, all as determined under generally accepted accounting principles applied on a basis consistent with the financial statement dated February 28, 2006 except as set forth herein. The measurement for Minimum Tangible Net Worth shall be determined solely by Bank at the end of each of Wegener Corporation’s fiscal years.

2. This Amendment shall not become effective until fully executed by all parties hereto.

3.

Except as expressly amended hereby and by any other supplemental documents or instruments executed by either party hereto in order to effectuate the transactions contemplated hereby, the Agreement and Exhibit A thereto hereby are ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the terms thereof.

Wegener Communications, Inc.

As of July 13, 2006

LaSalle Bank National Association,
a national banking association

By:	/s/ Dan Gallagher
Dan Gallagher
Title:	Vice President

Accepted and agreed to this

13th day of July, 2006

WEGENER COMMUNICATIONS, INC.

By:	/s/ Robert A. Placek
Robert A. Placek
Title:	CEO

By:	/s/ C. Troy Woodbury, Jr.
C. Troy Woodbury, Jr.
Title:	Treasurer

Consented and agreed to by the following guarantor of the obligations of Wegener Communications, Inc. to LaSalle Bank National Association.

WEGENER CORPORATION

By:	/s/ Robert A. Placek
Robert A. Placek
Title:	President and CEO
Date:	July 13, 2006